Exhibit 99.16

Roscoe Postle Associates Inc.
Suite 501, 55 University Avenue,
Toronto, Ontario M5J 2H7

 Consent of Roscoe Postle Associates Inc.

We consent to the inclusion in this annual report on Form 40-F of New Gold, Inc., which is being filed with the United States Securities and Exchange Commission, of references to our name in connection with mineral resource estimates for the New Afton Project, Mesquite Mine and Cerro San Pedro Mine and to the use of information derived from the technical report entitled “Technical Report on the New Afton Project, British Columbia, Canada” dated December 31, 2009, the technical report entitled “Technical Report on the Mesquite Mine, Brawley, California, USA” dated February 26, 2010, and the technical report entitled “Technical Report on the Cerro San Pedro Mine, San Luis Potosí, Mexico” dated February 16, 2010 and amended March 22, 2010, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2010, and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 31st day of March, 2011

ROSCOE POSTLE ASSOCIATES INC.

/s/ Richard J. Lambert
Name:	Richard J. Lambert
Title:	P.E. and Executive Vice-President
of Roscoe Postle Associates Inc.